EXHIBIT 99.2

Bezeq The Israel Telecommunication Corporation Ltd.

(the "Company” or "Bezeq")

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Class action - Pelephone

On September 12, 2017, the Company received a notice from the subsidiary, Pelephone Communications Ltd. ("Pelephone") regarding a claim together with a class action certification motion which was filed against it in the Nazareth District Court. The claim is filed on grounds that Pelephone is in violation of the provisions of its operating license, by not blocking access to overseas Internet services for its subscribers who have not purchased an overseas Internet package or voluntarily requested access to the Internet services, and requiring these subscribers to purchase an Internet package retroactively and after accumulating a debt with respect to the Internet services. According to the petitioner, by doing so Pelephone is becoming unjustly enriched. The total claim amount is estimated at NIS 262.5 million. Pelephone is studying the motion and neither it nor the Company is able to evaluate its likelihood of success at the present stage.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.